EXHIBIT 2

                                                                 August 12, 2003

FOR IMMEDIATE RELEASE
Contact:  Laura Ulbrandt (212) 460-1900


                        LEUCADIA NATIONAL CORPORATION AND
                   WILTEL COMMUNICATIONS GROUP, INC. ANNOUNCE
                                MERGER AGREEMENT

Leucadia National Corporation (LUK - NYSE and PCX) and WilTel Communications Group, Inc. (WTEL - Nasdaq) announced today that Leucadia and the special committee of independent directors of WilTel reached an agreement in principle whereby WilTel will become a wholly owned subsidiary of Leucadia. Leucadia and WilTel intend to enter into a merger agreement that provides for a first-step exchange offer pursuant to which tendering WilTel stockholders will receive
0.4242 of a Leucadia common share for each share of WilTel common stock to be followed by a back-end merger for the same consideration as offered in the exchange offer. This exchange ratio represents a 50.3% premium to WilTel's stock price on May 14, 2003 ($10.60), the day before Leucadia announced its original proposal, and a 13.3% premium to WilTel's stock price based on the respective closing prices of the common stock of Leucadia ($37.56 per share) and WilTel ($14.06 per share) on August 11, 2003. At this exchange ratio, if all of the publicly held WilTel shares are acquired by Leucadia, the former public stockholders of WilTel would own approximately 15.8% of Leucadia. In addition, in the exchange offer and merger WilTel stockholders will receive contingent stock rights which entitle WilTel stockholders to additional Leucadia common shares if Leucadia sells substantially all of WilTel's assets prior to October 15, 2004 (which Leucadia has no plans to do) and the net proceeds exceed the price paid pursuant to this transaction. The special committee was advised by J.P. Morgan Securities.

Consummation of this transaction is subject to the negotiation and execution of a definitive agreement, certain regulatory approvals and a non-waivable condition that the holders of at least a majority of the WilTel shares that are not beneficially owned by Leucadia and its affiliates have tendered and not withdrawn their shares in the exchange offer, as well as other customary conditions.

This press release may contain "forward-looking statements" as defined by federal law. Although Leucadia and WilTel believe any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Any such statements are made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. Leucadia and WilTel assume no obligation to update those statements to reflect actual results, changes in assumptions and other factors. The forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Additional information that could lead to material changes in performance is contained in filings with the Securities and Exchange Commission (the "SEC") made by Leucadia and WilTel.

Leucadia National Corporation is a holding company engaged in a variety of businesses, including telecommunications (principally through its 47.4% interest in WilTel), banking and lending (principally through American Investment Bank, N.A.), manufacturing (through its Plastics Division), real estate activities, winery operations, development of a copper mine (through its 72.8% interest in MK Gold Company) and property and casualty reinsurance. Leucadia currently has equity interests of more than 5% in the following domestic public companies:
AmeriKing, Inc. (6.8%), Carmike Cinemas, Inc. (11%), GFSI Holdings, Inc. (6.9%), The FINOVA Group, Inc. (indirectly 25% through its interest in Berkadia), HomeFed Corporation (30.3%), Jackson Products, Inc. (8.8%), Jordan Industries, Inc. (10.1%), ParkerVision, Inc. (7.4%) and WilTel Communications Group, Inc. (47.4%).

WilTel Communications Group, Inc., through its operating subsidiary WilTel Communications, LLC, provides data, voice and media transport solutions to a growing carrier-class customer base with complex communications needs. Such customers include leading global telecommunications and media and entertainment companies -- companies where bandwidth is either their primary business or a core component of the products and services they deliver. WilTel's advanced network infrastructure reaches border-to-border and coast- to-coast with international connectivity to accommodate global traffic.

Leucadia will file an amended Schedule 13D today with the SEC, which shareholders can obtain free of charge from the SEC's website at http: www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any offer will only be made through a prospectus, which is part of a registration statement to be filed with the SEC. WilTel shareholders are urged to carefully read the registration statement and the prospectus included therein, and the Schedule TO and other documents relating to an offer, when they become available because these documents will contain important information relating to the offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Leucadia with the SEC, at the SEC's website at www.sec.gov. Once a registration statement, as well as any documents incorporated by reference therein and a Schedule TO have been filed with the SEC, you will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. YOU SHOULD CAREFULLY READ THE PROSPECTUS AND THE TENDER OFFER STATEMENT ON SCHEDULE TO WHEN THEY BECOME AVAILABLE BEFORE MAKING A DECISION CONCERNING AN OFFER.


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